UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KBS Legacy Partners Apartment REIT, Inc.

(Name of Subject Company)

KBS Legacy Partners Apartment REIT, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

48243K 101

(CUSIP Number of Class of Securities)

W. Dean Henry

Chief Executive Officer

KBS Legacy Partners Apartment REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Christine C. Lehr, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 1,025,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares” or “Common Stock”), of KBS Legacy Partners Apartment REIT, Inc., a Maryland corporation (the “Company”), at a purchase price of $7.20, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2016 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on April 28, 2016, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is KBS Legacy Partners Apartment REIT, Inc. and the address and telephone number of its principal executive offices are 800 Newport Center Drive, Suite 700, Newport Beach, California 92660 and (949) 417-6500, respectively.

The title of the class of equity securities to which the Tender Offer relates is the common stock of the Company, $0.01 par value per share. As of the close of business on May 4, 2016, there were 20,582,080 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 1,025,000 Shares, at a price of $7.20, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended, it will expire at 5:00 p.m., Pacific Time, on Tuesday, May 31, 2016.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is 800-611-4613.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Item 1A. Risk Factors – Risks Related to Conflicts of Interest,” “Item 9B. Other Information,” “Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters” and “Item 13. Certain Relationships and Related Party Transactions” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 18, 2016 (the “2015 Form 10-K”), which sections the Company has reproduced below. The 2015 Form10-K was previously made available to all of the Stockholders and is available for free on the SEC’s website at www.sec.gov.

For the purposes of Item 3(a), (b), (c) and (d) only, certain defined terms have the following meanings: “we,” “our” and “us” refer to the Company; “KBS REIT I” refers to KBS Real Estate Investment Trust, Inc.; “KBS REIT II” refers to KBS Real Estate Investment Trust II, Inc.; “KBS REIT III” refers to KBS Real Estate Investment Trust, III Inc.; “Amended Advisory Agreement” refers to the Advisory Agreement, by and between the Company and the Advisor (defined below), dated as of January 25, 2016, as amended by Amendment No. 1 to the Advisory Agreement, by and between the Company and the Advisor, dated as of March 15, 2016; “LPRR LLC” refers to Legacy Partners Residential Realty LLC, the manager of the Sub-Advisor (defined below); “MFFO” refers to modified funds from operations; “Services Agreements” refers to the Property Management — Account Services Agreements; “LPR” refers to Legacy Partners Residential L.P., an affiliate of the Sub-Advisor; “Property Owners” refers to the Company’s indirect wholly owned subsidiaries that own each of its real estate properties; “Property Management Agreements” refers to the property management agreements by and between the Company and LPI Inc., pursuant to which LPI Inc. manages each of the Company’s real estate properties; “Management Fee Percentage” refers to a monthly fee based on a percentage based on gross monthly collections paid to LPI Inc. under the Property Management Agreements

(a)	2015 Form 10K Excerpt: Item 1A. Risk Factors – Risks Related to Conflicts of Interest

Risks Related to Conflicts of Interest

Our sponsors and their respective affiliates, including our advisor, LPI Inc., all of our executive officers and some of our directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our advisor and its affiliates and LPI Inc. receive substantial fees from us. These fees could influence our advisor’s and LPI Inc.’s advice to us as well as the judgment of their affiliates. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement;

•	various matters relating to the management of our real estate properties, including relating to construction projects at our real estate properties;

•	sales of properties and other investments (including, subject to the approval of our conflicts committee, sales to affiliates), which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;

•	whether and when we seek to list our common stock on a national securities exchange, which listing could entitle KBS Capital Advisors to a subordinated incentive listing fee;

•	whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and negotiating compensation for real estate professionals at our advisor and its affiliates that may result in such individuals receiving more compensation from us than they currently receive from our advisor;

•	whether and when to terminate our advisory agreement with KBS Capital Advisors, which may entitle KBS Capital Advisors to receive a subordinated performance fee that, under certain circumstances, we may be required to pay even though our stockholders do not ultimately realize a return on their investment in us; and

•	whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee and terminate the asset management fee.

The fees our advisor receives in connection with the management of our assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us.

Our sponsors, our officers, KBS Capital Advisors and the real estate professionals assembled by our advisor and LPI Inc. will face competing demands relating to their time and this may cause our operations and our stockholders’ investment in us to suffer.

We rely on our sponsors, our officers, KBS Capital Advisors and on real estate professionals that our advisor and LPI Inc. retain to provide services to us, for the day-to-day operation of our business and management of our real estate properties. Messrs. Bren and McMillan and Jeffrey K. Waldvogel and Ms. Stacie K. Yamane are also executive officers of KBS REIT I, KBS REIT II, KBS REIT III and KBS Growth & Income REIT, and Mr. Bren is an executive officer of KBS Realty Advisors and its affiliates, the advisors of the other KBS-sponsored programs and the investment advisors to KBS-advised investors in real estate and real estate-related assets. In addition, Messrs. McMillan and Waldvogel and Ms. Yamane are executive officers of KBS Strategic Opportunity REIT and KBS Strategic Opportunity REIT II. Mr. Butcher is Chairman of the Board of LPI Inc., a firm that, through affiliated entities, manages a residential real estate portfolio. Mr. Henry is Chief Executive Officer of LPI Inc., for which Mr. Hays acts as President. As a result of their interests in other programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities, on behalf of themselves and others, Messrs. Bren, Butcher, Henry, Hays, McMillan and Waldvogel and Ms. Yamane face conflicts of interest in allocating their time among us and other KBS- and Legacy-sponsored programs and other business activities in which they are involved. Should our advisor breach its fiduciary duty to us by inappropriately devoting insufficient time or resources to our business, the returns on our investments, and the value of our stockholders’ investment in us, may decline.

All of our executive officers, some of our directors and the key real estate professionals assembled by our advisor and LPI Inc. face conflicts of interest related to their positions and/or interests in affiliates of our sponsors, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and key real estate professionals assembled by our advisor and LPI Inc. are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the sub-advisor and other sponsor-affiliated entities. Through sponsor-affiliated entities, some of these persons also serve as the investment advisors to KBS-advised investors in real estate and real estate-related assets. Through KBS Capital Advisors and KBS Realty Advisors some of these persons work on behalf of KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, KBS Strategic Opportunity REIT II, KBS Growth & Income REIT and other KBS-sponsored programs and KBS-advised investors. And through LPI Inc., some of these persons serve as managers for other institutional investors. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that breaches their fiduciary duties to us and is detrimental to our business, which could harm the implementation of our business strategy and our investment opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

(b)	2015 Form 10K Excerpt: Item 9B. Other Information

Advisory Agreement Amendment

On March 15, 2016, we and our advisor entered into the Amended Advisory Agreement to amend certain terms related to the disposition fee payable to our advisor by us. Prior to the amendment made in the Amended Advisory Agreement, the advisory agreement provided that if our advisor or any of its affiliates provided a substantial amount of services (as determined by the conflicts committee) in connection with the sales of single assets, we would pay our advisor or its affiliates a disposition fee of 1% of the contract sales price of the asset sold. The Amended Advisory Agreement provides that the 1% disposition fee may be payable upon the sale of a single asset or the sale of all or a portion of our assets through a portfolio sale, merger or other business combination transaction, if the conflicts committee determines that our advisor or its affiliates has provided a substantial amount of services related to such sale. This was the only change made in the Amended Advisory Agreement.

(c)	2015 Form 10K Excerpt: Item 12. Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters

Stock Ownership

The following table shows, as of March 1, 2016, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (2)	Percent of All Shares
C. Preston Butcher, Chairman of the Board and Director (1)	20,000 (3)	*
Peter M. Bren, President and Director (1)	20,000 (3)	*
W. Dean Henry, Chief Executive Officer (1)	20,000 (3)	*
Guy K. Hays, Executive Vice President (1)	20,000 (3)	*
Peter McMillan III, Executive Vice President (1)	20,000 (3)	*
Jeffrey K. Waldvogel, Chief Financial Officer, Treasurer and Secretary	—	—
Stacie K. Yamane, Chief Accounting Officer	—	—
Gary T. Kachadurian, Independent Director	—	—
Michael L. Meyer, Independent Director	—	—
Ronald E. Zuzack, Independent Director	—	—
All directors and executive officers as a group	20,000 (3)	*
Trinity Christian Center	1,045,017 (4)	5.11

*Less than 1% of the outstanding common stock

(1) The address of this beneficial owner is 800 Newport Center Drive, Suite 700, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS-Legacy Apartment Community REIT Venture, LLC, which is indirectly owned and controlled by C. Preston Butcher, W. Dean Henry, Guy K. Hays, Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

(4) The address of this beneficial owner is 2442 Michelle Drive, Tustin, California 92780.

(d)	2015 Form 10K Excerpt: Item 13. Certain Relationships and Related Party Transactions

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The board of directors has determined that Gary T. Kachadurian, Michael L. Meyer and Ronald E. Zuzack each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a director. None of these directors has ever served as (or is related to) an employee of ours or of any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We ceased offering shares in the primary Follow-on Offering on March 31, 2014. We continue to offer shares of common stock under our dividend reinvestment plan and may do so until we have sold all $760,000,000 of shares available for sale. We expect to use substantially all of the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to: (i) the repurchase of shares under our share redemption program; (ii) capital expenditures and leasing costs related to our real estate investments; (iii) reserves required by any financings of our real estate investments; and (iv) the repayment of debt. For the year ended December 31, 2014, the costs of raising capital in the primary Follow-on Offering and our dividend reinvestment plan represented approximately 10.3% of the capital raised. For the year ended December 31, 2015, the costs of raising capital in our dividend reinvestment plan represented less than 1% of the capital raised.

Acquisition and Investment Policies. We did not acquire any real estate properties during the period from January 1, 2015 through January 31, 2016. We do not anticipate making additional real estate acquisitions. We have used substantially all of the net proceeds from the primary Offerings to invest in and manage a portfolio of high quality, core apartment communities located throughout the United States, with the goal of attaining a portfolio of income-producing properties that provide attractive and stable returns to our stockholders and that would allow us to preserve and return our stockholders’ capital contributions. As of December 31, 2015, we owned 11 apartment complexes. The properties we owned as of December 31, 2015 encompass 3.1 million rentable square feet.

Borrowing Policies. We financed all of our real estate properties with a combination of the proceeds from the primary Offerings and debt. We used debt financing to increase the amount available for investment and to increase overall investment yields to us and our stockholders. Our management remains vigilant in monitoring the risks inherent in our portfolio and is taking actions to ensure that we are positioned to take advantage of the current conditions in the capital markets. We may use debt financing to pay for capital improvements or repairs to properties; to refinance existing indebtedness; to pay distributions; or to provide working capital. We limit our total liabilities to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of such limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of January 31, 2016, our borrowings and other liabilities were approximately 66% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets.

Disposition Policies. We generally intend to hold our core properties for five to ten years, which we believe is a reasonable period to enable us to capitalize on the potential for increased income and capital appreciation of properties. Our Legacy sponsors developed a well-defined exit strategy for each of our investments and periodically perform a hold-sell analysis on each asset in order to determine the optimal time to sell the asset and generate a strong return for our stockholders. These periodic analyses focus on the remaining available value enhancement opportunities for the asset, the demand for the asset in the marketplace, market conditions and our overall portfolio objectives to determine if the sale of the asset, whether via an individual sale or as part of a portfolio sale or merger, would generate a favorable return to our stockholders. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves that we update on a periodic basis during the year. We may use proceeds from our dividend reinvestment plan, debt proceeds and cash flow from operations to meet our needs for working capital for the upcoming year and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended December 31, 2015 did not exceed the charter imposed limitation. For the four consecutive quarters ended December 31, 2015, total operating expenses represented approximately 0.7% of our average invested assets and approximately 21.7% of net income.

Our Policy Regarding Transactions with Related Persons. Our charter requires the conflicts committee to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our [advisor’s Chief Audit Executive], via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons. The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2014 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the conflicts committee’s report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Our KBS sponsors control and indirectly own KBS Capital Advisors and KBS Capital Markets Group. Messrs. Bren and McMillan are also two of our executive officers. All four of our KBS sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber. Indirectly through their trusts, our Legacy sponsors own and control LPRR LLC, the co-manager of our sub-advisor, and LPI Inc., our property manager.

Our Relationship with KBS Capital Advisors. Since our inception and pursuant to the advisory agreement, KBS Capital Advisors has managed our day-to-day operations, retained the property managers for our property investments (subject to the authority of the board of directors and officers) and performed other duties. Among the services that are provided or have been provided by our advisor under the terms of the advisory agreement include the following:

•	finding, presenting and recommending to us real estate investment opportunities consistent with our investment policies and objectives;

•	structuring the terms and conditions of our investments, sales and joint ventures;

•	acquiring properties on our behalf in compliance with our investment objectives and policies;

•	arranging for financing and refinancing of our properties;

•	entering into leases and service contracts for our properties;

•	supervising and evaluating each property manager’s performance;

•	reviewing and analyzing the properties’ operating and capital budgets;

•	assisting us in obtaining insurance;

•	generating an annual budget for us;

•	reviewing and analyzing financial information for each of our assets and our overall portfolio;

•	formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;

•	performing investor-relations services;

•	maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;

•	engaging in and supervising the performance of our agents, including our registrar and transfer agent; and

•	performing any other services reasonably requested by us.

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring January 25, 2016 subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2014 through December 31, 2014, and from January 1, 2015 through the most recent date practicable, which was January 31, 2016, we compensated our advisor as set forth below.

Our advisor or its affiliates paid, and may pay in the future, some of our organization and offering costs (other than selling commissions and dealer manager fees) incurred in connection with the Follow-on Offering, including our legal, accounting, printing, mailing and filing fees. We reimbursed and will reimburse our advisor for organization and offering costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts we spent on organization and offering expenses, does not exceed 15% of the gross proceeds of the primary Follow-on Offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of the primary Follow-on Offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. From January 1, 2014 through December 31, 2014, our advisor incurred approximately $59,000 of organization and offering expenses on our behalf, related to our now-terminated primary Follow-on Offering, all of which we had reimbursed as of December 31, 2014. From January 1, 2015 through January 31, 2016, with respect to our dividend reinvestment plan, our advisor did not incur any organization and offering expenses on our behalf.

We incurred acquisition advisory fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, including any acquisition expenses and any debt attributable to such investments. Acquisition advisory fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. In addition to acquisition advisory fees, we reimburse our advisor for customary acquisition expenses, whether or not we ultimately acquire the asset. Acquisition advisory fees from January 1, 2014 through December 31, 2014 totaled approximately $0.7 million, all of which had been paid as of December 31, 2014. We did not incur any acquisition advisory fees from January 1, 2015 through January 31, 2016.

For asset management services, we pay our advisor a monthly fee. The asset management fee is a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property (whether at or subsequent to acquisition), including acquisition expenses and budgeted capital improvement costs (regardless of the level of debt used to finance the investment), and (ii) 2.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the property (whether at or subsequent to acquisition), including acquisition expenses and budgeted capital improvement costs, less any debt used to finance the investment. Asset management fees from January 1, 2014 through December 31, 2014 totaled approximately $2.6 million, $0.3 million of which had been paid and $2.3 million of which had been deferred pursuant to the deferral procedures described below, as of January 31, 2016.

The advisory agreement defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. We will only be obligated to pay our advisor such deferred amounts if and to the extent that [our funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses (“AFFO”) for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an “AFFO Surplus”)]. The amount of any AFFO Surplus in a given month shall be applied first to pay to our advisor’s asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with the advisory agreement) and then to pay asset management fees previously deferred by our advisor in accordance with the advisory agreement that remain unpaid. As of January 31, 2016, we had accrued and deferred payment of $1.5 million of asset management fees for February 2013 through July 2013 under the advisory agreement, as we believed the payment of this amount to our advisor was considered probable at the time it was recorded. These fees will be reimbursed in accordance with the terms noted above. See below for information relating to asset management fees incurred from January 1, 2015 through January 31, 2016.

In addition, the advisory agreement defers without interest under certain circumstances, our obligation to pay asset management fees accruing from August 1, 2013. Specifically, the advisory agreement defers our obligation to pay an asset management fee for any month in which our MFFO for such month, as such term is defined in the practice guideline issued by the Investment Program Association in November 2010 and interpreted by us, excluding asset management fees, does not exceed the amount of distributions declared by us for record dates of that month. We remain obligated to pay our advisor an asset management fee in any month in which [our MFFO, excluding asset management fees, for such month exceeds the amount of distributions declared for the record dates of that month (such excess amount, an “MFFO Surplus”)]; however, any amount of such asset management fee in excess of the MFFO Surplus is also deferred under the advisory agreement. If the MFFO Surplus for any month exceeds the amount of the asset management fee payable for such month, any remaining MFFO Surplus will not be applied to pay asset management fee amounts previously deferred by our advisor in accordance with the advisory agreement. As of January 31, 2016, we had accrued and deferred payment of $2.3 million of asset management fees for January 1, 2014 through December 31, 2014 under the advisory agreement, as the Company believed the payment of this amount to the Advisor was considered probable at the time it was recorded. As of January 31, 2016, we incurred $3.0 million of asset management fees for January 1, 2015 through January 31, 2016. However, we only recorded $0.7 million pursuant to the limitations in the advisory agreement as noted above. We did not accrue the remaining $2.3 million of these deferred asset management fees as it is uncertain whether any of these amounts will be paid in the future.

However, notwithstanding any of the foregoing, any and all deferred asset management fees shall be immediately due and payable at such time as our stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to our share redemption plan, and (ii) an 8.0% per year cumulative, non-compounded return on such net invested capital (the “Stockholders’ 8% Return”). The Stockholders’ 8% Return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for our advisor to receive deferred asset management fees.

Under the advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities, accounting software and cybersecurity and information technology costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. At this time, our advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if our advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses). Furthermore, we currently do not reimburse our advisor or its affiliates for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2014 through December 31, 2014, we reimbursed our advisor for approximately $0.4 million of operating expenses, including $0.1 million of employee costs. The remaining $0.3 million of operating expenses relates to operating and general and administrative expenses incurred by our advisor on our behalf. From January 1, 2015 through January 31, 2016, we reimbursed our advisor for approximately $0.4 million of operating expenses, including $0.2 million of employee costs. The remaining $0.2 million of operating expenses relates to operating and general and administrative expenses incurred by our advisor on our behalf.

In connection with the Offerings, our sponsors agreed to provide additional indemnification to one of the participating broker dealers. We agreed to add supplemental coverage to our directors’ and officers’ insurance coverage to insure our sponsors’ obligations under this indemnification agreement in exchange for reimbursement to us by our sponsors for all costs, expenses and premiums related to this supplemental coverage. From January 1, 2014 through December 31, 2014, our advisor incurred $87,000 for the costs of the supplemental coverage obtained by us and from January 1, 2015 through January 31, 2016, our advisor incurred $61,000 for the costs of the supplemental coverage obtained by us, all of which had been paid to the insurer or reimbursed to us as of January 31, 2016.

The conflicts committee considers our relationship with our advisor and our KBS sponsors during 2014 and 2015 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

Our Relationship with certain affiliates of our Legacy sponsors. In connection with certain of our property acquisitions, we, through separate indirect wholly owned subsidiaries, entered into the Services Agreements with LPR, pursuant to which LPR provided certain account maintenance and bookkeeping services related to these properties. Under each Services Agreement, we paid LPR a monthly fee in an amount equal to 1% of each property’s gross monthly collections. Unless otherwise provided for in an approved operating budget for a property, LPR was responsible for all expenses that it incurred in rendering services pursuant to each Services Agreement. Each Services Agreement had an initial term of one year and continued thereafter on a month-to-month basis unless either party gave 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, we had the right to terminate each Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. As described below, as of June 9, 2015, each of the Services Agreements had been terminated. Aggregate fees under the Services Agreements from January 1, 2014 through December 31, 2014 totaled approximately $0.3 million and aggregate fees under the Services Agreements from January 1, 2015 through January 31, 2016 totaled approximately $0.1 million, all of which had been paid as of January 31, 2016.

During the year ended December 31, 2015, we, through the Property Owners, entered into the Property Management Agreements with LPI Inc. pursuant to which LPI Inc. will provide, among other services, general property management services, including bookkeeping and accounting services, construction management services and budgeting and business plans for our properties. The termination of services under the Services Agreements was negotiated to coincide with the Effective Date of the respective Property Management Agreement. Under the Property Management Agreements, each Property Owner will pay LPI Inc.: (i) a monthly fee based on a the Management Fee Percentage, (ii) a construction supervision fee equal to a percentage of construction costs to the extent overseen by LPI Inc. and as further detailed in each Property Management Agreement, (iii) a leasing commission at a rate to be agreed upon between the Property Owner and LPI Inc. for retail leases executed that were procured or obtained by LPI Inc., (iv) certain reimbursements if included in an approved capital budget and (v) certain reimbursements if included in the approved operating budget, including the reimbursement of the salaries and benefits for on-site personnel. Unless otherwise provided for in an approved operating budget, LPI Inc. will be responsible for all expenses that it incurs in rendering services pursuant to each Property Management Agreement. Aggregate fees and reimbursable expenses under the Property Management Agreements from January 1, 2015 through January 31, 2016 totaled approximately $3.8 million, of which $0.1 million was payable as of January 31, 2016.

The conflicts committee considers our relationship with these affiliates of our Legacy sponsors during 2014 and 2015 to be fair. The conflicts committee believes that the amounts payable to these affiliates of our Legacy sponsors are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for these affiliates of our Legacy sponsors to provide the desired level of services to us and our stockholders.

Our Relationship with KBS Capital Markets Group. Pursuant to the Follow-on Dealer Manager Agreement, KBS Capital Markets Group was entitled to receive selling commissions and dealer manager fees of up to 9.5% of the gross proceeds of our primary Follow-on Offering (no selling commissions or dealer manager fees are payable with respect to sales under our dividend reinvestment plan). All or a portion of the selling commissions were not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee was payable with respect to certain volume discount sales. Our dealer manager reallowed 100% of selling commissions to broker-dealers participating in the primary Follow-on Offering. From its dealer manager fee, our dealer manager could reallow to any participating broker-dealer up to 1.0% of the gross primary offering proceeds attributable to that participating broker-dealer as a marketing fee (in special cases, our dealer manager had the option to increase the amount of this reallowance).

From January 1, 2014 through December 31, 2014, we incurred selling commissions of $0.4 million, all of which had been paid as of December 31, 2014 and all of which was reallowed by our dealer manager to participating broker-dealers, and we incurred dealer manager fees of $0.2 million, all of which had been paid as of December 31, 2014 and of which $0.1 million was reallowed by our dealer manager to participating broker-dealers.

In addition to selling commissions and dealer manager fees, we were also obligated to reimburse our dealer manager and its affiliates for certain items of underwriting compensation that they incurred on our behalf. These expenses include, among others: the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); attendance and sponsorship fees and travel, meal and lodging costs for registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail seminars conducted by broker-dealers; and, in special cases, reimbursement to participating broker-dealers for technology costs associated with the Follow-on Offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares by such broker-dealers and the ownership of our shares by such broker-dealers’ customers. We reimbursed our dealer manager for such underwriting compensation as discussed in the prospectus for the Follow-on Offering, provided that within 30 days after the end of the month in which the primary Follow-on Offering terminated, our dealer manager was required to reimburse us to the extent that our reimbursements caused total underwriting compensation for the primary Follow-on Offering to exceed 10% of the gross offering proceeds from the primary Follow-on Offering. We also directly paid or reimbursed our dealer manager for bona fide invoiced due diligence expenses of broker-dealers. From January 1, 2014 through December 31, 2014, our dealer manager sought reimbursement for $0.1 million in expenses, which related to the Follow-on Offering, all of which had been paid as of December 31, 2014. Because of the aggregate underwriting compensation incurred in the primary Follow-on Offering, on August 20, 2014, our dealer manager made a payment to us of $55,000.

We entered into a fee reimbursement agreement (the “AIP Reimbursement Agreement”) with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our stockholders serviced through the platform. From January 1, 2014 through December 31, 2014, we incurred and paid $12,000 of costs and expenses related to the AIP Reimbursement Agreement. From January 1, 2015 through January 31, 2016, we incurred and paid $12,000 of costs and expenses related to the AIP Reimbursement Agreement.

We ceased offering shares in the primary Follow-on Offering on March 31, 2014. We continue to offer shares under our dividend reinvestment plan.

The conflicts committee believes that these arrangements with our dealer manager are fair.

Our Relationship with other KBS-Sponsored REITs. On January 6, 2014, we, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, KBS Strategic Opportunity REIT II, our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our dealer manager’s and our advisor’s respective portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT, Inc. was added to the insurance program at terms similar to those described above.

During the years ended December 31, 2014 and 2015, no other transactions occurred between us and KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, KBS Strategic Opportunity REIT II and KBS Growth & Income REIT. The conflicts committee considers our relationship with other KBS-affiliated entities during 2014 and 2015 to be fair.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

March 10, 2016	The Conflicts Committee of the Board of Directors: Ronald E. Zuzack (Chairman), Gary T. Kachadurian and Michael L. Meyer

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation or Recommendation.

The Board of Directors, in consultation with the Company’s external advisor, KBS Capital Advisors LLC (the “Advisor”), external sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the “Sub-Advisor”), an affiliate of the Advisor, management and legal advisors, has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer, as further described below. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to the Stockholders.

(b)	Background.

On April 28, 2016, the Company received a letter from Christopher K. Davis, Senior Vice President and General Counsel of the Offeror, notifying the Company of the Offeror’s intention to commence a tender offer to purchase up to 1,025,000 Shares at a purchase price equal to $7.20, in cash (without interest), per Share on April 28, 2016. With this letter, Mr. Davis provided copies of the materials related to the Tender Offer.

On April 28, 2016, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On May 10, 2016, the Board of Directors held a meeting with representatives of the Advisor and Sub-Advisor and members of the Company’s management. The Company’s management (i) reviewed the Board of Director’s duties in connection with the Tender Offer based on advice from the Company’s outside legal advisors, (ii) reviewed with the Board of Directors certain financial matters related to the Tender Offer, and (iii) discussed the terms of the Tender Offer. Following these discussions, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with representatives of the Advisor and Sub-Advisor and the Company’s management and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor and Sub-Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor, the Sub-Advisor and their affiliates for the day-to-day operation of the Company’s business. The Company’s President, Peter M. Bren, who is also a director, is the President of the Advisor; the Company’s Chief Financial Officer, Jeffrey K. Waldvogel, is the Chief Financial Officer of the Advisor; and one of

the Company’s Executive Vice Presidents, Peter McMillan III, is an Executive Vice President of the Advisor. In addition, the Company’s Chairman of the Board, C. Preston Butcher, who is also a director, the Company’s Chief Executive Officer, W. Dean Henry, and the Company’s other Executive Vice President, Guy K. Hays, are employed by affiliates of the Sub-Advisor. Due to their unique familiarity with the Company’s portfolio of properties and operations, the Advisor and Sub-Advisor and their personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Board of Directors believes that the Offer Price is significantly less than the current value and potential long-term value of the Shares. On December 8, 2015, the Board of Directors approved an estimated value per Share of the Common Stock of $10.29 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares outstanding, all as of September 30, 2015. The Company currently expects to utilize an independent valuation firm to update the estimated value per Share in December 2016. Based on discussions with representatives of the Advisor and Sub-Advisor and the Advisor’s and Sub-Advisor’s deep knowledge and familiarity with the Company’s portfolio of properties, the Board of Directors believes that the estimated value per Share has not been materially affected since December 8, 2015.

The Company engaged CBRE, Inc. (“CBRE”), an independent, third-party valuation firm, to perform appraisals of its 11 real estate properties and, through an affiliate, to provide an estimated range of the estimated value per Share of its Common Stock as of December 8, 2015 (the “EVPS Range”). CBRE utilized its appraisals of the Company’s 11 real estate properties and valuations performed by the Advisor of the Company’s cash, other assets, mortgage debt and other liabilities to determine the EVPS Range. The EVPS Range of $9.08 to $11.06 had an approximate mid-range value of $10.29 per share (which is the estimated value per Share of the Common Stock), as indicated in CBRE’s valuation report and recommended by the Advisor, which mid-range value was based on CBRE’s appraisals of the Company’s 11 real estate properties and valuations performed by the Advisor of the Company’s cash, other assets, mortgage debt and other liabilities. As with any valuation methodology, the methodologies used were based upon a number of estimates and assumptions that may not be accurate or complete. Different parties using different assumptions and estimates could derive a different estimated value per Share of the Common Stock, and this difference could be significant. Further, the value of the Company’s Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio and the management of those assets and in response to the real estate and finance markets.

For important information regarding the methodologies, assumptions and limitations of the estimated value per Share, see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information” of the 2015 Form 10-K, which is incorporated herein by reference. The Board of Directors notes the estimated value per Share is subject to the methodologies, assumptions and limitations described in the 2015 Form 10-K.

•	The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there were “no sales of Shares on secondary markets in 2015 or through January 2016, the most recent period reported.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. In addition, the Offeror does not know whether the foregoing information is accurate or complete and is unaware of any other recent trading prices.

•

Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to purchase Shares at a deeply discounted price relative to their current estimated value and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $7.20 per Share, the [Offeror] is motivated to establish the lowest price which might be acceptable to [Stockholders] consistent with the [Offeror’s] objectives.”

•	The Offeror states that it considered the Company’s estimated value per Share of $10.29 among the factors it considered in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to Offeror given the illiquidity of the Shares.” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Company’s estimated value per Share.

•	The Offeror acknowledges that it “…did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methods and the inadequacy of the Offer Price.

•	The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

•	As noted in its public filings, the Company may not redeem more than $2.0 million of Shares in the aggregate its share redemption program (the “SRP”) during any calendar year. Furthermore, during any calendar year, once the Company has redeemed $1.5 million of Shares under the SRP, including in connection with redemptions sought in connection with a Stockholder’s death, “qualifying disability,” or “determination of incompetence” (both as defined in the SRP and together with redemptions in connection with a Stockholder’s death, “Special Redemptions”), the remaining $0.5 million of the $2.0 million annual limit is reserved exclusively for Shares being redeemed in connection with a Special Redemption. The Board of Directors may amend, suspend or terminate the SRP without Stockholder approval upon 30 days’ notice, provided it may increase or decrease the funding available for the redemption of Shares pursuant to the SRP upon ten business days’ notice to the Stockholders.

The Board of Directors acknowledges that, in January 2016, the Company exhausted $1.5 million of funds available for redemptions for 2016. Because of the above-referenced limitations on the dollar value of Shares that may be redeemed under the SRP, the Company will only be able to process Special Redemptions for the remainder of 2016. As of February 29, 2016, the Company had $0.3 million of outstanding and unfulfilled ordinary redemption requests, representing 30,609 Shares.

Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. Pursuant to the Company’s charter, if the Shares are not approved for trading on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934 by January 2020, the Board of Directors must adopt a resolution that declares a proposed liquidation is advisable on substantially the terms and conditions set forth in the resolution and direct that the proposed liquidation be submitted for consideration at either an annual or special meeting of the Stockholders; provided, however, that such Board of Directors action may be postponed if the conflicts committee of the Board of Directors determines by a majority vote that a liquidation is not then in the best interest of the Stockholders. If such Board of Directors action is so postponed, the conflicts committee must revisit the issue of liquidation at least annually and further postponement of such Board of Directors action would only be permitted if the conflicts committee again determined by a majority vote that a liquidation would not then be in the best interest of the Stockholders.

•	On January 21, 2016, the Board of Directors formed a special committee composed of all of the Company’s independent directors to explore the availability of strategic alternatives involving the Company with the goal of providing liquidity options for the Stockholders while preserving and maximizing overall returns on the Company’s investment portfolio. While the Company conducts this process, the Company remains 100% focused on managing its properties.

As part of the process of exploring strategic alternatives, on April 5, 2016, the special committee engaged Robert A. Stanger & Co., Inc. (“Stanger”) to act as financial advisor to the Company to assist the Company and the special committee with this process. Under the terms of the engagement, Stanger will provide various financial advisory services, as requested by the special committee as customary for an engagement in connection with exploring strategic alternatives.

Although the special committee has engaged Stanger to assist the Company and the special committee with the exploration of strategic alternatives for the Company, the Company is not obligated to enter into any particular transaction or any transaction at all. Further, although the Company has begun the process of exploring strategic alternatives, there is no assurance that the process will result in Stockholder liquidity, or provide a return to Stockholders that equals or exceeds the Company’s estimated value per Share.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that, because there is no trading market for the Shares, an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing of or ability to provide liquidity to the Stockholders and (b) the Board of Directors also acknowledges that (i) it may amend, suspend or terminate the SRP without Stockholder approval upon 30 days’ notice and (ii) the SRP only provides Stockholders with limited liquidity because of the limitations on the dollar value of Shares that may be redeemed described above.

(d)	Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On March 16, 2016, the Company repurchased 1,912 Shares at $10.03 per share for an aggregate price of $19,188.

On March 31, 2016, pursuant to the SRP, the Company redeemed eligible Shares that qualified for Special Redemptions of approximately 2,097 Shares at $10.29 per Share, for an aggregate price of approximately $22,000. On April 29, 2016, pursuant to the SRP, the Company redeemed eligible Shares that qualified for Special Redemptions of approximately 10,932 Shares at $10.29 per Share, for an aggregate price of approximately $0.1 million. For more information on the SRP, see Item 4 above.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Advisor and Sub-Advisor, the Company and members of their respective management teams, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management and depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and rental rates at its real estate properties; the Company’s ability to sell real estate properties at the times and at the prices it expects; and other risks identified in Part I, Item 1A, “Risk Factors” in the 2015 Form10-K (which section is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

By:	/s/ Jeffrey K. Waldvogel
Name: Jeffrey K. Waldvogel
Title: Chief Financial Officer

Dated: May 10, 2016

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated May 11, 2016*

(a)(2)	Text of Letter/Email to Financial Advisors

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 18, 2016**

(e)(2)	Property Management - Account Services Agreement dated as of February 9, 2012 by and between KBS Legacy Partners Poplar LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.21 to Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012

(e)(3)	Property Management - Account Services Agreement dated as of April 6, 2012 by and between KBS Legacy Partners Pikesville LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.30 to Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012

(e)(4)	Property Management - Account Services Agreement dated as of May 3, 2012 by and between KBS Legacy Partners Greer LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.44 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012

(e)(5)	Property Management - Account Services Agreement dated as of May 31, 2012 by and between KBS Legacy Partners Lombard LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.49 to Post-Effective Amendment No. 8 to the Company’s Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012

(e)(6)	Property Management - Account Services Agreement between Legacy Partners Residential L.P. and KBS Legacy Partners Wesley LLC, incorporated by reference to Exhibit 10.60 to Post-Effective Amendment No. 9 to the Company’s Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013

(e)(7)	Dealer Manager Agreement dated March 8, 2013, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013 filed May 10, 2013

(e)(8)	Property Management - Account Services Agreement dated as of June 7, 2013 by and between KBS Legacy Partners Millennium LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.86 to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (No. 333-181777) filed June 17, 2013

(e)(9)	Property Management - Accounting Services Agreement, by and between Legacy Partners Residential L.P. and KBS Legacy Partners Lofts, LLC, dated as of February 25, 2014, incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed March 10, 2014

(e)(10)	Advisory Agreement, by and between the Company and the Advisor, dated as of January 25, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed March 9, 2015

(e)(11)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Crystal LLC, dated as of April 14, 2015, incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed May 14, 2015

(e)(12)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Pikesville LLC, dated as of April 28, 2015, incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed May 14, 2015

(e)(13)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Lofts LLC, dated as of May 5, 2015, incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed May 14, 2015

(e)(14)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Lombard LLC, dated as of May 12, 2015, incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed May 14, 2015

(e)(15)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Poplar LLC, dated as of May 14, 2015, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed May 14, 2015

(e)(16)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Wesley LLC, dated as of May 19, 2015, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 11, 2015

(e)(17)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Grand LLC, dated as of May 21, 2015, incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 11, 2015

(e)(18)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Millennium LLC, dated as of May 27, 2015, incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 11, 2015

(e)(19)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Greer LLC, dated as of May 29, 2015, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 11, 2015

(e)(20)	Property Management Agreement, by and between Legacy Partners, Inc. and KBS Legacy Partners Dakota Hill LLC, dated as of June 9, 2015, incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed August 11, 2015

(e)(21)	Advisory Agreement, by and between the Company and the Advisor, dated as of January 25, 2016, incorporated by reference to Exhibit 10.13 to the 2015 Form 10-K

(e)(22)	Amendment No. 1 to the Advisory Agreement, by and between the Company and the Advisor, dated as of March 15, 2016, incorporated by reference to Exhibit 10.14 to the 2015 Form 10-K

(g)	Not applicable

*	Included in copy mailed to Stockholders.

**    The sections of the 2015 Form10-K specified in Item 3 are included herein and the sections of the 2015 Form 10-K specified in Item 4 and Item 8 hereto are incorporated herein by reference.